Exhibit 12

ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2015		2014		2013		2012		2011
	(Thousands of dollars)
Fixed charges, as defined
Interest on long-term debt	$357,069		$326,299		$284,589		$238,706		$239,275
Other interest	14,176		4,695		3,688		4,026		2,354
Amortization of debt discount, premium and expense	6,386		5,727		4,944		3,767		3,729
Interest on lease agreements	880		205		310		286		1,264
Total fixed charges	378,511		336,926		293,531		246,785		246,622
Earnings before income taxes and undistributed income of equity method investees	750,902		958,311		769,495		863,736		830,561
Earnings available for fixed charges	$1,129,413		$1,295,237		$1,063,026		$1,110,521		$1,077,183
Ratio of earnings to fixed charges	2.98	x	3.84	x	3.62	x	4.50	x	4.37	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.